Via Facsimile and U.S. Mail
Mail Stop 4720

October 9, 2009

Mr. Michael Lee
Chairman of the Board, President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY  10271

**Re:     Tower Group, Inc.
          Form 10-K for the Period Ended December 31, 2008
          Form 10-Q for the Quarterly Period Ended March 31, 2009
          File No. 000-50990**

Dear Mr. Lee:

        We have completed our review of the above filings and have no further comments at this time.

                                        Sincerely,


                                        Gus Rodriguez
                                        Accounting Branch Chief